UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5 Av. Lázaro Cárdenas 2225 Col. Valle Oriente, San Pedro Garza García Nuevo León, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA is included in 2023 Bloomberg Gender-Equality Index

•	OMA has been included for the second consecutive year in the 2023 Bloomberg Gender-Equality Index, which distinguishes companies that excel at promoting equality, female talent development and diversity.

•	OMA is one of the 12 Mexican companies included in the Index and recognized globally for their commitment to foster gender equality and transparency in related matters.

Mexico City, Mexico, January 31, 2023—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), informs that it was recognized as one of the 12 Mexican companies to be included in the 2023 Bloomberg Gender-Equality Index (“GEI”).

The 2023 GEI includes 484 companies headquartered in 45 countries and regions across 11 sectors.

“We are proud to be included for another consecutive year in the 2023 Bloomberg Gender Equality Index. This demonstrates our continuous engagement to create equal working opportunities and foster a safe and diverse work environment”, said Ricardo Dueñas, CEO of OMA.

This achievement reflects OMA’s continuous effort to build a diverse and equal workforce and its commitment to transparency towards investors, responding to the growing interest of the market to social, environmental and governance matters.

GEI is a modified market capitalization-weighted index that aims to track the performance of public companies committed to the transparency in gender-data reporting. This reference index measures gender equality across five pillars: leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand.

Both the survey and the GEI are voluntary and have no associated costs. Bloomberg collected this data for reference purposes only.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•    Webpage http://ir.oma.aero

•    Twitter http://twitter.com/OMAeropuertos

•    Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated January 31, 2023